DAVIS LEGAL ADVISORS *since* 1892
& company

RECEIVED
2006 MAY 25 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

May 17, 2006

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549





06013768

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per: *[signature]*

Donna L. Ornstein
Paralegal

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

DLO/mlg

DAVIS & COMPANY LLP 2800 Park Place, 666 Burrard Street, Vancouver, BC Canada V6C 2Z7
www.davis.ca VANCOUVER TORONTO MONTRÉAL CALGARY EDMONTON WHITEHORSE YELLOWKNIFE TOKYO

Exemption No. 82-1209

May 17, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	April 28, 2006
(d)	News Releases	May 2, 2006 May 12, 2006 May 12, 2006
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	

Document Name or Information		Documents Filed
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	April 28, 2006
(e)	News Releases	May 2, 2006 May 12, 2006 May 12, 2006
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	April 28, 2006
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	Not Applicable


GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2006

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 28, 2006.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	February 28, 2006	November 30, 2005
ASSETS		
Current		
Cash and cash equivalents	$ 1,038,659	$ 592,662
Marketable securities	3,800	3,800
Accounts receivable	97,678	127,626
Prepaid expenses	500	2,831
	1,140,637	726,919
Mineral properties and deferred exploration costs (Note 1)	12,513,453	12,050,879
Property, plant and equipment	279,896	286,211
	$ 13,933,986	$ 13,064,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 160,774	$ 110,685
Current portion of mortgage loan	14,153	14,153
	174,927	124,838
Mortgage loan	24,132	28,109
	199,059	152,947
SHAREHOLDERS' EQUITY		
Share capital (Note 2)	26,231,784	25,308,996
Contributed surplus	912,914	823,329
Deficit	(13,409,771)	(13,221,263)
	13,734,927	12,911,062
	$ 13,933,986	$ 13,064,009

Subsequent events (Note 7)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2006	February 28, 2005
Administration costs		
Amortization	$ 799	$ 665
Consulting fees	18,300	58,700
Corporate relations	47,752	3,995
Interest expense	507	-
Legal and audit	17,985	14,612
Licences, taxes, insurance and fees	8,165	5,220
Office services and expenses	37,755	46,745
Shareholders' meetings and reports	1,839	5,889
Stock based compensation	89,585	23,385
Travel	4,388	9,797
Operating loss	(227,075)	(169,008)
Other income (loss)		
Foreign exchange adjustments	(446)	-
Interest income	9,219	3,205
Other Tax expense	(53)	(330)
General Exploration costs	(59,389)	(36,920)
	(50,669)	(34,045)
Net loss before tax	(277,744)	(203,053)
Future tax recovery	89,236	82,000
Net loss for the period	(188,508)	(121,053)
Deficit, beginning of period	(13,221,263)	(12,251,614)
Deficit, end of period	$ (13,409,771)	$ (12,372,667)
Loss per share - basic and diluted	$ (0.002)	$ (0.002)
Weighted average number of common shares outstanding - basic and diluted	92,342,124	75,475,242

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2006	February 28, 2005
Cash flows from (used in) operating activities		
Loss for the period	$ (188,508)	$ (121,053)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	6,493	6,183
- stock based compensation	89,585	23,385
- future tax recovery	(89,236)	(82,000)
	(181,666)	(173,485)
Change in non-cash working capital items:		
- accounts receivable	29,948	6,988
- prepaid expenses	2,331	(493)
- accounts payable and accrued liabilities	50,089	3,493
	(99,298)	(163,497)
Cash flows from (used in) financing activities		
Shares issued for cash	822,625	-
Shares issued for cash - flow-through shares	254,960	230,000
Share issuance cost	(65,561)	(9,116)
Principal reduction of mortgage loan	(3,977)	(3,905)
	1,008,047	216,979
Cash flows from (used in) investing activities		
Mineral property costs	-	-
Deferred exploration costs	(462,574)	(261,697)
Purchase of capital assets	(178)	(1,398)
	(462,752)	(263,095)
Increase (decrease) in cash and cash equivalents	445,997	(209,613)
Cash and cash equivalents, beginning of period	592,662	882,400
Cash and cash equivalents, end of period	$ 1,038,659	$ 672,787
Supplementary cash flow information		
Cash paid for interest charges	$ 507	$ 595

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
February 28, 2006

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2005.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance February 28, 2006
Doyle Lake	$ 2,115,914	$ -	$ 186,935	$ -	$ 2,302,849
Fishback Lake	1,016,316	-	231,293	-	1,247,609
CH	6,512,329	-	43,379	-	6,555,708
Happy Creek	926,920	-	97	-	927,017
McConnell Creek	1,479,400	-	870	-	1,480,270
	$12,050,879	**$ -**	**$ 462,574**	**$ - -**	**$ 12,513,453**

	Balance November 30, 2005	2006 Additions	2006 written off	Balance February 28, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	462,574	-	11,977,119
	$12,050,879	**$ 462,574**	**$ -**	**$ 12,513,453**

Exploration costs incurred during the three months ended:

	February 28, 2006	February 28, 2005
Chartered Aircraft	$ 8,024	$ -
Drilling, trenching, sampling	122,559	69,326
Licences and recording fees	56,364	30,248
Project supplies	9,884	61,005
Salaries and wages	9,161	9,104
Surveys	199,970	13,418
Technical and professional services	51,026	71,389
Transportation	5,586	7,207
	$ 462,574	**$ 261,697**

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2005	91,574,647	$25,308,996
Private placement - flow-through share agreements	910,571	254,960
Private placement	3,160,227	695,250
Share issuance costs	-	(65,561)
Exercise of stock options	115,000	23,000
Exercise of warrants	417,500	104,375
Flow-through share renunciation		(89,236)
Balance, February 28, 2006	**96,177,945**	**$26,231,784**

(c) During the period ended February 28, 2006:

(i) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares have been spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

The Company paid a cash finders fee of $40,000 on a portion of the proceeds.

(ii) the Company issued 115,000 common shares upon the exercise of stock options at $0.20 per common share, for gross proceeds of $23,000;

(iii) the Company granted 120,000 stock options to employees for a period of five years. These options are exercisable at $0.20 per common share and will expire on December 7, 2010.;

(iv) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(v) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and will be voted on by the Shareholders at the Company's Annual and Special General Meeting

2. Share Capital, continued

(d) At February 28, 2006, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.25/$0.30	March 8, 2007
582,500	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

3. Stock Options

The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period, the Company's Board of Directors approved and granted 120,000 stock options. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. These options expire on December 7, 2010.

Stock options outstanding as at February 28, 2006:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2005	5,366,000	$0.29
Expired	(95,000)	$0.30
Granted	120,000	$0.20
Exercised	(115,000)	$0.20
Options outstanding at February 28, 2006	**5,276,000**	$0.29

3. Stock Options, continued

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,276,000	2.29	$0.29	5,101,000	$0.29

4. Income Taxes

During the three months ended February 28, 2006, the Company issued 910,571 flow-through shares for gross proceeds of $254,960. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at February 28, 2006, the Company renounced the $254,960 flow-through related resource expenditures to investors. All of the funds were spent by February 28, 2006.

5. Related Party Transactions

During the three months ended February 28, 2006, the Company was billed $22,000 (February 28, 2005 – $24,125) by one director, including $18,000 (February 28, 2005 - $18,000) for consulting fees and $4,000 (February 28, 2005 - $6,125) for technical and professional services. As at February 28, 2006, $4,000 was included in accounts payable (February 28, 2005 - $3,875).

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2006 and February 28, 2005.

The Company's total assets are segmented geographically as follows:

	February 28, 2006	February 28, 2005
Canada	$ 13,006,969	$ 10,040,119
United States	927,017	918,016
	$ 13,933,986	**$ 10,958,135**

7. Subsequent Events:

Subsequent to February 28, 2006, the Company:

(a) granted 860,000 stock options to employees, consultants and directors for a period of five years. These options are exercisable at $0.20 per common share and will expire on March 23, 2011;

(b) issued 512,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $122,500; and

(c) had 662,500 stock options expire unexercised.

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2006
INFORMATION AS OF APRIL 26, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended February 28, 2006 should be read in conjunction with the November 30, 2005 Audited Consolidated Financial Statements and the February 28, 2006 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in 401,896 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance February 28, 2006
Doyle Lake	$ 2,115,914	$ -	$ 186,935	$ -	$ 2,302,849
Fishback Lake	1,016,316	-	231,293	-	1,247,609
CH	6,512,329	-	43,379	-	6,555,708
Happy Creek	926,920	-	97	-	927,017
McConnell Creek	1,479,400	-	870	-	1,480,270
	$12,050,879	**$ -**	**$ 462,574**	**$ - -**	**$ 12,513, 453**

	Balance November 30, 2005	2006 Additions	2006 written off	Balance February 28, 2006
Mineral property costs	$ 536,334	$ -	$ -	$ 536,334
Deferred exploration costs	11,514,545	462,574	-	11,977,119
	$12,050,879	**$ 462,574**	**$ -**	**$ 12,513,453**

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Point Lake kimberlite pipe was found in 1991; since then over 300 kimberlite bodies have been discovered on the Slave Craton, an area approximately 400 km by 600 km. When compared to other cratons in the world, it is apparent that many more kimberlite bodies remain to be found. Today there are two producing diamond mines: the Ekati Mine and the Diavik Mine, which, together, have made Canada the

world's third largest diamond producer by value, surpassing South Africa. In March of this year, Tahera Diamond Corp. is expected to start production, followed in 2007 by Snap Lake and several years later by Gahcho Kue, the latter two being brought into production by De Beers Canada Inc. ("De Beers"). The Slave Craton has proven to be one of the world's premier diamond-bearing cratons and a prime area to explore for diamonds.

Doyle Lake, Southeast Slave Craton

The Company has three projects in the Doyle Area, including the 100%-owned mineral claims and leases containing the Doyle diamond-bearing kimberlite sill, known as The Doyle Project. A second set of leases recently acquired from De Beers, Mountain Province Diamonds Inc. ("MPV"), and Camphor Ventures Inc. (subject to a total royalty of 1.5% of net returns), are known as The New Century Project. The remaining five mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV; these leases adjoin the leases containing the Gahcho Kue diamond deposit.

The Doyle Project

The Doyle Project consists of 28 mineral leases and eight mineral claims and fractional claims that contain a total of 39,747 acres. Five mineral claims are being taken to lease this year. The Doyle Project area is adjoined by claims held by Diamondex to the west, Diamonds North/Southern Era to the south, Diamondex/Majescor to the east and the De Beers Doyle JV and the New Century Project to the north.

Between 1993 and 1995, two main kimberlite indicator mineral trains and several minor trains were located. One of the trains, which contained high indicator mineral counts per sample (up to 750 grains), was termed the "Gravy Train". In 1996, an evaluation of garnets recovered from heavy mineral surface sampling determined that the source of the garnets should be significantly diamondiferous, and hence worth finding (School of Earth Sciences, Macquarie University, Australia). A similar evaluation of garnets was made by Monopros (De Beers) in 1997, but at that time, the garnets were obtained from the kimberlite itself, which had been located by drilling in late August of 1996 (the Doyle kimberlite sill). This evaluation concluded that the garnets indicate high economic potential for the kimberlite (The Ni-Thermometry and Trace Element Geochemistry of the Garnets from the GGL sill).

In late 2003, De Beers undertook a mineral chemistry analysis of garnets obtained by the 2003 drilling program, and concluded "that the current samples contain garnets and spinels whose chemistries indicate significant sampling of a depleted and potentially diamond-bearing mantle. Ilmenite (a kimberlite indicator mineral) chemistry from the current samples suggests an environment conducive to diamond preservation (reducing conditions) whereas previous ilmenite mineral chemistry indicates a more oxidizing environment, suggesting "internal variation in the chemical character of the melt". This latter conclusion is important as it suggests that the diamond grade within the kimberlite could vary within the kimberlite itself, where variations in texture and appearance and microdiamond counts per kilogram also varied from drill hole to drill hole. All of these factors forewarned that an evaluation of diamond grade would require a number of sample sites from the kimberlite.

In August and September of 2005, a 45.5 tonne mini-bulk sample was taken from a single surface pit located at the northeastern edge of the kimberlite at the sub-outcrop of the sill. As this was to be a summer sample, it was important that the site chosen be relatively dry, and for budget considerations, that the kimberlite was close to the surface. Although there are no lakes in the area, other potential sites near the sub-outcrop of the kimberlite would best be done in the frozen conditions of winter. The site chosen had a total of 4 metres of overburden and granite before reaching the kimberlite, which at this location is 3.8 metres thick.

The sample was analysed by Ashton Mining of Canada Inc. at its North Vancouver laboratory where it underwent standard crushing, washing, dense media separation (DMS) and recovery of commercial-sized diamonds.

The 45.5 tonne kimberlite sample was divided into three sub-samples. The following Table was provided by Ashton's laboratory and summarizes the DMS diamond results by sub-sample, expressed in Tyler Sieve distribution.

DMS Sample	Measured Weight (kg)	Number of Diamonds						Total No. of Diamonds +1.18-6.7 mm	Total Carat Wt. +1.18-6.7 mm	Est. Diamond Content (+1.18) (cpht)
		+0.85-1.18 mm	+1.18-1.7 mm	+1.7-2.36 mm	+2.36-3.35 mm	+3.35-4.75 mm	+4.75-6.7 mm			
11104	16142.5	6	19	6	0	1	0	26	2.355	14.59
11105	15740.5	2	14	9	0	1	0	24	2.020	12.83
11106	13643.5	3	20	7	2	0	0	29	1.780	13.05
TOTAL	**45526.5**	**11**	**53**	**22**	**2**	**2**	**0**	**79**	**6.155**	**13.52**

Howard Coopersmith, P. Geol., a diamond consultant and Qualified Person observed portions of each DMS treatment and diamond recovery procedure. He stated that the sample results reported are of high integrity and are believed to accurately represent the sampled kimberlite. Diamond recovery results returned a composite total of approximately 6.2 carats of commercially sized diamonds from 45.5 tonnes of sample material, for a calculated grade of 0.135 carats per tonne. Mr. Coopersmith described the largest diamonds as a 1.25 carat off-white industrial stone and a 0.83 carat colourless clean crystal of high gem value. He reported that the sample produced a modest grade of diamonds and significant commercial stones from a small tonnage.

Felix Kaminsky, Ph.D., P. Geo., has reviewed the results of the mini-bulk sample, and in his preliminary interpretation, has made the following observations. The initial diamond grade of the kimberlite was probably high. The grade of the sample is low due to resorption of the diamonds and consequent loss of mass. There are a larger proportion of gem quality stones than is usually found in diamond deposits and the quality of the Doyle diamonds is high.

Kimberlite sheets, either vertical or inclined, often contain "blows" where thickness and thus tonnage potential increases. At Snap Lake, for example, this thickening was encountered at an inclined depth of 1 km surrounded by areas that tapered off to less than one metre thick. The Doyle kimberlite has been traced for 2 km along strike and remains open to further extension. We have only one section of drill holes showing that the inclined depth extends to at least 820 metres, and further drilling is required to evaluate the potential for "blows". The thickness of drill intersections to date, average 2 metres, compares favourably with the early work at Snap Lake.

Unlike Snap Lake where the kimberlite is unusually uniform in appearance, the Doyle kimberlite varies and therefore additional drilling is also required to evaluate indicator mineral and microdiamond results. A bulk-sampling program for next winter would be guided by the drilling planned for 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the Doyle kimberlite and will also require exploration by drilling.

The sources of the other kimberlite trains at Doyle have yet to be found and form part of the exploration program.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the surface occupied by the leases under its permits for the development of the Gahcho Kue diamond deposit and does not plan to proceed with exploration on the Doyle Leases. However, GGL believes there is room for exploration without detriment to the permit areas.

As the De Beers JV area contains a number of drill-ready targets, the Company approached De Beers to see if one or more of these could be made available for drilling this spring. On March 20, the Company announced it had signed an agreement with De Beers Canada Inc. under which the LA 4 mineral lease was returned to GGL. De Beers will retain a 1% royalty on any discovery made by GGL and will also retain access to surface areas on LA 4 required for the Gahcho Kue development.

Two targets on LA 4 are drill-ready and the Company plans to drill at least one of the targets this spring.

The New Century Project

GGL's exploration team has been evaluating the digital data received to date from De Beers for the exploration work completed on the 51,109 acres that comprise the "New Century Project". This Project includes 21 mining leases acquired from MPV, Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of The Doyle Project. Two of the acquired leases are centered 5 km north of the Gahcho Kue diamond deposit currently being prepared for production by De Beers, and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. A preliminary view of the data received to date indicates that all of the acquired leases have exploration potential to find new kimberlites.

The acquired leases contain the MZ Lake Kimberlite sheets (shallow dipping sheet-like kimberlite bodies). Four separate kimberlite sheets have been discovered by drilling and all are diamondiferous. One of the kimberlite sheets has been traced for 1 km along strike, although at this time, little is known about the extensions to depth. The kimberlite intersected in drill holes varies from 7 cm to 2.19 m with the largest combined kimberlite intersection of 3.49 m in one drill hole. In drill hole MPV-01-73, 27 microdiamonds and 1 macrodiamond were recovered from just 5 kg, a most encouraging result. The MZ system of kimberlite sheets is being evaluated as information is received from De Beers. Once all the information is obtained, a drill program to continue the evaluation of the MZ area will be formulated.

A geophysical software program designed to assist in the interpretation of EM surveys, has modeled a kimberlite target 200 m in diameter in New Century Lake. The target is supported by kimberlite indicator minerals and a drill program is being planned to test this target this spring. A number of areas have been identified for follow up exploration.

In the Doyle area, up to 14 ground geophysical surveys are planned to further evaluate targets for the planned spring drill program. These surveys are directed to finding kimberlite pipes. Three targets have already been selected for drilling.

Fishback Project, Southwest Slave Craton

The Fishback property, consisting of claims and leases that together contain 36,664 acres, is located 65 km northwest of Yellowknife.

Beginning at the end of January, the 2006 exploration program consisted of a ground gravity survey over an area of the lake containing the "Big Hole", which had not been covered by the previous ground gravity survey, and an airborne geophysical survey over all of the claims and leases. Results from both surveys, which were completed in February, have now been received and are being evaluated.

The previous ground gravity survey outlined a gravity low, the centre of which will be drilled next winter. Drill hole FB-05-11 drilled in 2005 on a portion of the gravity low and coincident EM conductor encountered alteration containing kimberlite indicator minerals. The planned drill program will target the kimberlite indicated by the alteration.

Additional drill targets may be identified when the results of the 2006 geophysical surveys are received.

Properties In The Central Slave Craton

On the basis of results from indicator mineral sampling, drill targets have been identified on the Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South and BP claim areas within the CH Project Area. The Company plans to continue drilling as funds permit and expects the next drill program to begin in late May 2006. The diamond drill has remained on the Zip property in anticipation of spring drilling.

Between August 27th and September 17, 2005, five targets were selected for drilling on the basis of indicator mineral trains and geophysical anomalies. One target was drilled on the Starfish properties and four targets drilled on the Zip property. The Starfish and Zip properties are part of the larger CH Project area, located 270 kilometers north northeast of Yellowknife.

On the Starfish property, vertical drill hole CH 05-013, testing a land-based magnetic anomaly, encountered mafic magnetic gneissic rocks within a rock assemblage of granites, gneisses and pegmatites. The magnetite content of the rocks explains the magnetic anomaly drilled.

On the Zip property, four targets were tested. The first was target ZI 03-A018, a geophysical anomaly in a lake up ice from a strong indicator mineral train. It was tested by a 45 degree-angle hole drilled from the shore of the lake to a depth of 161 m. The hole encountered metavolcanic rocks containing up to 25% of sulphides consisting of magnetic pyrrhotite, the likely cause of the geophysical anomaly.

The second target drilled on the Zip property was a large, approximately 250 m x 250 m, resistivity low anomaly within a deep lake, with good indicator mineral support leading to the lake shore. The attempt to drill this target, ZI 05-A181, with a 45 degree drill hole from shore was not successful as the drill was unable to deal with the thick amount of overburden and the hole was abandoned at 42.7 m without entering bedrock. A second attempt to drill this target, but with a vertical hole from the ice is planned for the winter season and the drill has been left near the site for this purpose.

The third target drilled, ZI 03-A062 at –45 degrees from shore under a lake encountered clay and massive pyrrhotite, explaining the geophysical anomaly but leaving the source of the indicator minerals open for further exploration

The fourth and last target drilled, ZI 05-A179, was targeted on a resistivity conductor at a break in a diabase dike; 27 metres of overburden was encountered in a vertical drill hole after the first attempt to drill an angle hole was abandoned in overburden due to the limitations of the drill. Bedrock consisted of dolomite overlying aplite. The clay rich overburden was the likely cause of the resistivity anomaly.

The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. The presence of sulphides within the metasediment and metavolcanic rocks in the area produces many geophysical anomalies. To determine the source of the indicator mineral samples, more detailed sampling is required. An additional 37 samples were collected from the CH project area in the fall of 2005.

GOLD PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100% owned property was the first property acquired by the Company in 1981. Since that time the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better, and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. The mineral property, including a new mineral tenure staked in 2005, consists of 4,878 hectares.

In 1991, Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the low price of copper precluded a follow up program. Now the demand for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome soil samples which had been analyzed for only six elements.

During the last quarter of 2005, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The analytical results, compiled by consultant Paul W. Richardson, Ph.D., P. Eng., has substantiated the significant copper potential of the McConnell property and Dr. Richardson has recommended that the remaining archived samples be submitted for analysis and that the area of the soil geochemical surveys be extended.

The McConnell property is located 15 km southeast of the Kemess South operating open pit copper mine.

Happy Creek Project, Nevada, USA

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998 Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done. This quarter the drill samples were taken from storage and sent out for fluid inclusion studies.

If the results from these studies continue to support gold deposition a deeper drill program will be required.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 28, 2006, the Company's deficit was approximately $13,409,771.

Shares Reserved for Future Issuance: Dilution

As at February 28, 2006, there were 5,276,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at February 28, 2006, the Company had incurred exploration costs on mineral properties of $462,574 (charter aircraft $8,024; drilling and sampling $122,559; licences, recording fees and lease payments $56,364; salaries and wages $9,161; surveys $199,970; technical and professional services $51,026; transportation $5,586 and project supplies of $9,884). Exploration costs for the period ended February 28, 2006 are higher than 2005 by $200,877, an increase of 77%. Higher costs in 2006 were from: an airborne survey completed over the Fishback Lake property; analyses of the samples taken from the 2005 Doyle mini bulk sample program which collected approximately 45 tonnes of samples; and assessment fee filings and lease rental payments paid for the CH, Doyle and Fishback Lake claims.

On a per project basis, the Company spent the $462,574 exploration costs as follows: $43,379 on the CH project, $186,935 on the Doyle Lake project, $870 on the McConnell Creek, $97 on the Happy Creek Gold/Silver Property, and $231,293 on the Fishback Lake claims.

The Company reported a net loss of $188,508 for the period ended February 28, 2006 compared to a net loss of $121,053 for the period ended February 28, 2005 (an increase of 56% from 2005 to 2006). General administration expenses for the period ended February 28, 2006 were $227,075 compared to $169,008 for the period ended February 28, 2005 (an increase of 34% from 2005 to 2006). The increase in general administration expenses was primarily due to an increase in stock based compensation (2006 - $89,585; 2005 - $23,385) and corporate relations expenses.

Stock based compensation increased due to a change in the Company's Stock Option Plan. The Company adopted a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. All of the stock based compensation expenses related to new stock options and stock options that were not fully vested (except for investor relations consultants' options) were charged immediately to the period ended February 28, 2006, when the plan was accepted by the TSX Venture Exchange in January 2006. Corporate relations increased as a result of agreements with two investor relations firms signed late in 2005. Consulting fees, shareholders meetings and reports and office expenses decreased in 2006. Revenue for the period ended February 28, 2006 was $9,219 consisting of interest income compared with $3,205 for the period ended February 28, 2005. The funds raised during the year 2005 and the period ended February 28, 2006 were higher than 2004 and generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

There were no acquisitions, dispositions or write off of properties during the period ended February 28, 2006.

Related Party Transactions

During the three months ended February 28, 2006, the Company was billed $22,000 (February 28, 2005 – $24,125) by one director, including $18,000 (February 28, 2005 - $18,000) for consulting fees and $4,000 (February 28, 2005 - $6,125) for technical and professional services. As at February 28, 2006, $4,000 was included in accounts payable (February 28, 2005 - $3,875).

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $40,902, $42,589, $42,589 and $10,647 are required in the years 2006, 2007, 2008 and 2009, respectively, under the agreement.

The Company has a mortgage loan on its Yellowknife house of approximately $38,285 which becomes due on December 3, 2006.

Critical Accounting Policies

See Managements Discussion and Analysis for the year ended November 30, 2005.

Subsequent Events

Subsequent to February 28, 2006, the following occurred:

(a) 662,500 stock options expired unexercised;

(b) the Company issued 512,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $122,500; and

(c) the Company granted 860,000 stock options to employees, directors and consultants for a period of five years. These options are exercisable at $0.20 per common share and will expire on March 23, 2011.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 28, 2006. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)
Total Revenues	9,219	7,599	7,756	6,415	3,205	6,919	265	784
Net Income (Loss)	(188,508)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)
Net income (loss) per share	(0.002)	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at February 28, 2006 of $965,710 compared with $572,242 as at February 28, 2005. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 28, 2006 the Company had $24,132 (2005 - $38,901) of long-term debt (mortgage loan) outstanding.

For the period ended February 28, 2006, the Company experienced a negative cash flow of $181,666 (2005 - $173,485) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in administration costs such as consulting fees, office services and shareholders meetings and reports and an increase in corporate relations and legal and audit fees. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at February 28, 2006 was $1,038,659 (2005 - $672,787). The increase in cash position compared to February 28, 2005 was due principally to more funds raised in 2005 and the first quarter of 2006 in comparison to the financing raised in 2004 and first quarter of 2005. In 2005 $2,997,457 was raised (2004 - $2,483,815) and $592,662 (2004 - $882,400) was carried forward for spending in 2006. In the first quarter of 2006, private placements totalled net $1,018,613 (2005 - $220,884). See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended February 28, 2006:

(a) the Company completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share.

    The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

(b) the Company issued 115,000 common shares upon the exercise of stock options at $0.20 per common share, for gross proceeds of $23,000;

(c) the Company granted 120,000 stock options for a period of five years. These options are exercisable at $0.20 per common share and will expire on December 7, 2010;

(d) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375;

(e) the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases; and

(f) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and will be voted on by the Shareholders at the Company's Annual and Special General Meeting.

At February 28, 2006 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.25/$0.30	March 8, 2007
582,500	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
16,307,132		

See Notes 2 and 3 of the Consolidated Financial Statements for February 28, 2006.

See Subsequent Events section.

Outstanding Share data as at April 26, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	**96,690,445**

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	205,000	$0.20	July 16, 2006
Options	419,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	745,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	405,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	860,000	$0.20	March 23, 2011
Total	**4,961,000**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	3,160,227	$0.30	Dec. 23, 2006
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	582,500	$0.25/$0.30	March 15, 2007
Warrants	7,777,778	$0.20/$0.22	April 29, 2007
Warrants	1,666,666	$0.20/$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Total	**16,307,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO



May 2, 2006

GGL reports on activities for the first quarter ended Feb. 28, 2006

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) reported on the activities of the Company for the period ended Feb. 28, 2006 and subsequent events in the Company's first quarter report, currently available in full on the GGL website (www.ggldiamond.com).

Below are highlights of the first quarter report:

Diamond exploration, Slave Craton, Northwest Territories, Canada

Doyle Lake project, 100%-GGL owned, Southeast Slave Craton

The Company continued with plans to drill two targets on LA 4 (T Bone and Quail), the property recently returned to 100%-GGL ownership. The Company (as reported March 20, 2006) reached an agreement with De Beers Canada Inc. ("De Beers") under which the LA 4 mineral lease was returned to GGL. Under that agreement, De Beers retains a 1% royalty on any discovery made by GGL on LA 4 and will have access to surface areas on LA 4 required for the development of the Gahcho Kue diamond mine.

GGL continued to assess the kimberlite sill on the Doyle property and to plan further exploration. A possible second kimberlite sheet has been found in one drill hole close to and east of the sill and will be explored through drilling. The sources of the other kimberlite trains at Doyle have yet to be found and form part of the ongoing exploration program.

Up to 14 ground geophysical surveys will be undertaken over potential drill targets in the Doyle area prior to drilling. Three targets have already been selected for drilling.

Fishback Project

Further exploration work on the Fishback property began in late January 2006. First, a ground gravity survey was undertaken over an area of the lake containing the "Big Hole", which had not been covered by the previous ground gravity survey. Second, an airborne geophysical survey was done over all of the claims and leases in this project. Results from both surveys have now been received and are being evaluated.

A planned drill program on Fishback will be guided by the results of these surveys and will also target the alteration encountered during the 2005 drilling of the "Big Hole", which contained kimberlite indicator minerals. Previous ground gravity surveys had outlined a gravity low, the center of which will be drilled next winter.

CH Project

Spring and summer drilling on the CH properties – including targets on Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South, and BP claims – is expected to begin in May 2006. The diamond drill has remained on the Zip property in anticipation of spring drilling.

.../2

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com


GGL DIAMOND CORP.

Financial position and subsequent events

For the three months ended Feb. 28, 2006, the Company incurred expenses of $462,574 on exploration, 77% higher than in the same period in 2005.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com


GGL DIAMOND CORP.

May 12, 2006

PRESS RELEASE

**NOT FOR DISSEMINATION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

GRANT STOCK OPTIONS AND EXERCISE PRICE OF STOCK OPTIONS AMENDED

Vancouver, BC: GGL Diamond Corp. (TSXV: GGL) (the "Company") announces that on May 12, 2006, the Board of Directors of the Company, based on the recommendations of the Compensation Committee, granted stock options to directors, officers, employees and consultants to purchase a total of 695,000 common shares at $0.26 per share exercisable until May 12, 2011.

The Company also announces that on May 12, 2006, the Board of Directors reduced the exercise price of stock options granted on August 15, 2003 to purchase a total of 50,000 common shares at $0.45 per share, stock options granted on January 19, 2004 to purchase 405,000 common shares at $0.50 per share and stock options granted on June 29, 2004 to purchase a total of 45,000 common shares at $0.50 per share to $0.26 per share because the original exercise price of these options is out-of-the-money and provides no incentive to the optionees.

The grant of the new stock options and the reduction in the exercise price of the foregoing stock options is subject to acceptance for filing by the TSX Venture Exchange.

To find out more about GGL Diamond Corp. (TSXV: GGL) visit our website at www.ggldiamond.com.

GGL DIAMOND CORP.

Per: *"Raymond A. Hrkac"*
Raymond A. Hrkac
President & CEO

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "*US Securities Act*") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.



May 12, 2006.

PRESS RELEASE

Kimberlite sheets encountered On New Century claims, NWT, Canada

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL), is pleased to provide an update on the spring core drilling program on the Doyle and New Century claims in the southeastern region of the Slave Craton in Canada's Northwest Territories.

GGL commenced its spring exploration program in mid-April. Ground geophysical surveys have been conducted over 16 targets and three targets, Anomaly DO05-A245, New Century, and T-Bone, have been drill tested.

Kimberlite sheets with thicknesses of up to 50 centimetres were intercepted in one vertical and one inclined (at 55 degrees) hole while testing Anomaly DO05-A245, 400-600 metres from the diamondiferous MZ kimberlite dyke. The first hole (DDH-DO06-211) drilled into this anomaly encountered at least ten sheets of macrocryst kimberlite, ranging in thickness between 20-54 centimetres, and occurred between 27.0 metres to approximately 47.0 metres. The hole ended at 101 metres in massive granite.

A second core hole into Anomaly DO05-A245, located 325 metres SE of drill hole DO06-211, encountered two sheets of macrocrystic kimberlite, ranging in thickness between 10-12 centimetres (true). Kimberlite occurrences in these holes appear to be associated with calcite alteration and hematite alteration of the granitic host rocks.

The New Century target is a 200-metre diameter, lake-based, electromagnetic anomaly with associated kimberlite indicators trending from the area. One vertical hold drilled to 104 metres encountered hematitic alteration of the granitic host rocks, which suggests that additional drilling will be required to test this target. The New Century Project was acquired from De Beers Canada Inc., Mountain Province Diamonds Inc. and Camphor Ventures Inc. in early 2006. GGL owns 100% interest in the property, subject to a total royalty of 1.5% of net returns.

The lake-based T-Bone target on the LA 4 claim, recently returned to GGL ownership (News Release, March 20, 2006), was identified by a gravity signature with associated kimberlite indicators trailing from this area. Two inclined drill holes for a total of 255 metres were drilled. The hole encountered "brick-red" hematite alteration of the granitic host rocks as the anomaly was approached, but failed to intercept kimberlite. The source of the kimberlite indicator trains remains unexplained.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
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Drilling on the property is ongoing and at least three to five ice-dependent lake-based targets are planned for testing.

This program is being operated by GGL, under the supervision of Chris Hrkac out of the Company's Bob Camp and Torrie Chartier, M.Sc., P.Geol., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 I F 604.688.0378 I Toll Free 1.866.688.0546 I ggl@telus.net I www.ggldiamond.com